SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
ADR (*)	Common	7,101	0.0021	0.0012
ADR (*)	Preferred	287,535	0.1067	0.0468
Shares	Common	125,782	0.0364	0.0205
Shares	Preferred	638,668	0.2370	0.1039

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Directly with the Company	Buy	14	11,025	97,93	1,079,678.25
Shares	Preferred	Directly with the Company	Buy	14	12,250	88,14	1,079,715.00
			Total Buy		23,275		2,159,393.25
Shares	Common	Itaú Corretora	Sell	07	300	95.08	28,524.00
Shares	Common	Itaú Corretora	Sell	07	200	95.19	19,038.00
Shares	Common	Itaú Corretora	Sell	07	400	95.35	38,140.00
			Total Sell		900		85,702.00
Shares	Preferred	Itaú Corretora	Sell	06	1,300	118.00	153,400.00
Shares	Preferred	Itaú Corretora	Sell	14	73	114.20	8,336.60
Shares	Preferred	Itaú Corretora	Sell	14	100	114.36	11,436.00
Shares	Preferred	Itaú Corretora	Sell	16	1,300	115.45	150,085.00
			Total Sell		2,773		323,257.60

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0021	0.0012
ADR (*)	Preferred	287,535	0.1066	0.0467
Shares	Common	124,882	0.0361	0.0203
Shares	Preferred	659,170	0.2443	0.1070

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,212,001	90.6526	50.9341
Shares	Preferred		125,298,841	46.5055	20.3759
Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures		1,309	1.0488	0.6338

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Share Transfer	Transfer	22	141,407	0.00	0.00
Shares	Common	Act	Subscription	28	709,556	80.14	56,863,817.84
Shares	Common	Act	Subscription	28	94,104	80.14	7,541,494.56
			Total Buy		945,067		64,405,312.40
Shares	Preferred	Share Transfer	Transfer	22	707,093	0.00	0.00
Shares	Preferred	Act	Subscription	28	329,258	94.91	31,249,876.78
Shares	Preferred	Act	Subscription	28	59,709	94.91	5,666,981.19
			Total Sell		1,096,060		36,916,857.97

Shares	Common	Itaú Corretora	Sell	02	500	93.50	46,750.00
Shares	Common	Itaú Corretora	Sell	02	900	93.51	84,159.00
Shares	Common	Itaú Corretora	Sell	02	400	94.00	37,600.00
Shares	Common	Itaú Corretora	Sell	02	200	94.01	18,802.00
Shares	Common	Share Transfer	Transfer	22	141,407	0.00	0.00
			Total Sell		143,407		187,311.00
Shares	Preferred	Share Transfer	Transfer	22	707,093	0.00	0.00
			Total Sell		707,093		0.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,013,661	90.6737	50.9656
Shares	Preferred	125,687,808	46.5826	20.3996
Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others, <?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

(3) Quantity multiplied by price,

(,) Each ADR is equivalent to 1 share

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Amricas AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)  Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer